Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in the Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2024.

Overview

Through its operating subsidiaries, Planet Image International Limited (the “Company,” “we,” “our,” and “us”) is an export-oriented manufacturer and seller of compatible toner cartridges based in People’s Republic of China (“China” or the “PRC”), the United States of America (the “U.S.”) and Europe, with the mission to deliver high-quality and cost-effective printing solutions to consumers around the world with our proprietary technology, research and development capabilities and our integrated and localized sales, logistics and service platform.

Through the operating subsidiaries, we primarily develop and manufacture compatible toner cartridges that can be used for a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under our self-owned brands. Through the operating subsidiaries, we have a wide international footprint through offline sales channels, and the operating subsidiaries’ products are mainly sold to customers in the U.S. and Germany. Through the operating subsidiaries, we also have online sales channels that allow our self-owned brands have a global reach. Customers of the operating subsidiaries range from wholesalers, dealers to retail customers. We believe that our integrated business model encompassing a value chain from research and development, patented technology, manufacturing, and operating localized sales branches and online sales channels, allows us to capture industry opportunities in a timely manner and provides us with a stable growth potential. During the six months ended June 30, 2024 and 2025, our revenue was primarily generated from our customers in North America and Europe.

Through the operating subsidiaries, we sell our products: (i) to offline overseas customers who own their brands on an Original Design Manufacturer (“ODM”) basis; (ii) to offline overseas dealers who primarily resell white-label products and self-branded products to end consumers; and (iii) directly to customers on a retail basis under self-owned brands through online retail platforms. There is no major difference in terms of product capability between the ODM products and white-label products offered by the operating subsidiaries, and the main difference lies in product packaging and pricing.

Our revenue decreased by US$2.8 million, or 3.6%, from US$77.3 million for the six months ended June 30, 2024 to US$74.5 million for the six months ended June 30, 2025. For the six months ended June 30, 2024 and 2025, we realized a net income of US$4.3 million and a net loss of US$8.0 million, respectively. This shift was mainly due to (i) an increase in share-based compensation expenses of US$8.6 million resulting from share grants under the 2025 Equity Incentive Plan of the Company (the “2025 Equity Incentive Plan”) (see Note 11 to our unaudited condensed consolidated financial statements and the related notes included elsewhere in the Form 6-K), (ii) a decrease of gross profit of US$4.2 million mainly due to a decrease in revenue from offline sales to dealers resulting from the fierce competition in the German and Eastern European markets and an increase in tariffs and ocean freight rates, and (iii) an increase of US$1.5 million in freight expenses charged by warehouses of the Online Selling Platforms (as defined below), offset by (iv) an increase in foreign exchange gain of US$2.3 million, mainly due to exchange rate fluctuations.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact compatible toner cartridge industry including, among others, economic, political and social conditions in the PRC, export regulations or enforcement, economic and regulatory conditions or global trade policy of the U.S. or Europe, changes in the business strategies of U.S. customers or European customers, any increase in customer demand for our products, raw material costs, and the competitive environment. Unfavorable changes in any of these general factors could adversely affect demand for our products and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Ability to retain existing customers or attract new customers

The compatible toner cartridge market is characterized by rapid technological development and continual introduction of new models. As a specialized manufacturer of toner cartridges, our future success depends largely on the number of customers using the operating subsidiaries’ products. To successfully maintain customer basis relies heavily upon excellent product quality and functionality, and prompt responses to the latest developments in the compatible toner cartridge market. Some factors that may affect the ability of the operating subsidiaries to meet customer demands and to attract customers include: the ability to (i) develop or acquire the necessary technical know-hows to design and manufacture new products and to enhance or adapt existing products to respond to changes in printer technologies, market trends and customer demands; (ii) manage growth while maintaining the consistency of product quality, promote products to a broader base of prospective customers; and (iii) provide satisfactory customer support and after-sale services in a timely manner. We believe the operating subsidiaries’ strong design, research and development capabilities represent a key strength that allows us to provide patent-compliant products with advanced technologies to their customers.

Ability to manage inventories efficiently

Our inventories consist of raw materials, work-in-progress and finished goods. For self-branded products and white-label products, the operating subsidiaries’ sales and marketing department, based on their understanding of historical sales and perceived market trends, formulates annual sales targets at the Company’s level and at the regional level. The operating subsidiaries manufacture their ODM products on a made-to-order basis. We believe that maintaining an appropriate level of inventories helps the operating subsidiaries deliver their products to meet the market demands in a timely manner. Meanwhile, it is critical to keep close observation on changing sales condition due to change in consumer demand or preferences, change of marketing strategy by customers or incorrect estimation of the market demand for products, as well as technological upgrades of printer which renders the operating subsidiaries’ toner cartridge not compatible with it anymore and exposes us to risks of obsolete inventories. Our research and development capabilities have been instrumental to the quality and time-to-market of the operating subsidiaries’ products, which are our key strengths.

Ability to establish higher prices for our products

Our results of operations are affected by the pricing of the operating subsidiaries’ products. For ODM products and white-label products, the operating subsidiaries generally price their products on the basis of a cost-plus calculation of the costs involved in manufacturing, and with reference to the prevailing market prices. For their self-branded products sold on an online e-commerce selling platform, the operating subsidiaries generally set the retail price based on their base selling prices, marketing expenses, fees paid to Amazon and eBay (collectively as the “Online Selling Platforms”), different brand positioning and prices of competing products. The operating subsidiaries are generally able to charge higher price for their products as a result of their localized operation and ancillary services provided to offline customers including drop ship service, private labeling and customized packing services. We believe that the quality and reliability of the operating subsidiaries’ products coupled with their localized customer services are vital in maintaining customer loyalty and upholding their reputation and higher price of products.

Ability to control production and material costs

Our cost of inventory sold mainly consists of the raw materials used in production of toner cartridges such as OPC drums, toner and chips which form a major part of our cost of sales. The operating subsidiaries source raw materials predominantly from PRC suppliers. The prices of the operating subsidiaries’ raw materials are largely dependent on market forces, such as fluctuations of commodity prices, market supply and demand, and logistics and transport costs. As their business further grows in scale and the operating subsidiaries establish themselves as a major player in the China compatible toner cartridges industry, the operating subsidiaries expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Impact related to global economic factors

The military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. In 2024, to mitigate potential adverse impacts on our business and operating results caused by the Russia-Ukraine war, we proactively reduced the scale of our sales in Russia and Ukraine. For the six months ended June 30, 2024 and 2025, we did not generate any revenue from Russia or Eastern Europe. As of the date of this report, we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions and we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine.

Global trade policies and tariffs

Our results of operations are subject to risks arising from global trade policies and tariff regimes that impact cross-border commerce. Because we manufacture compatible toner cartridges that are primarily sold into the U.S. and European markets, changes in trade relations, the imposition of new tariffs, or the modification of existing duties could directly affect our cost structure and pricing. For example, tariffs on finished goods could reduce the competitiveness of our products in key markets.

In addition, shifts in trade policy between the U.S., the European Union (the “EU”), and other jurisdictions may create uncertainty in demand, supply chain logistics, and customer purchasing behavior. Heightened trade restrictions or retaliatory measures could limit our ability to source materials efficiently or to serve customers on commercially favorable terms. Recently, U.S. President, Donald J. Trump, announced that the U.S. would impose significant tariffs on Chinese imports. There have been ongoing negotiations between U.S, and Chinese government officials regarding these tariffs and the reciprocal tariffs introduced by the government of China. At present, Chinese and U.S. officials have reached an agreement to temporarily reduce reciprocal tariffs while trade negotiations continue. Despite this temporary pause, a heightened tariff environment persists, and there is no assurance that the reduced tariff rates will be extended or that additional tariffs or other trade restrictions will not be imposed with little warning. The additional tariffs imposed by the U.S. government on certain products imported from China may impact our supply chain and cost structure.

Tensions between the U.S. and China have led to a series of tariffs being imposed by the U.S. on imports from mainland China, as well as other business restrictions. The rise in tariff costs has directly pushed up the import costs of our products when entering the U.S. market, which adversely impacted the gross margin that we earn on our products. Tariffs can also make our products more expensive for customers, which could make our products less competitive and reduce consumer demand. Our revenue generated from the U.S. market were US$43.5 million and US$42.5 million for the six months ended June 30, 2024 and 2025, representing 56.3% and 57.0% of our total revenues, respectively. As of the date of this report, we believe that our business segments, products, lines of service, projects, or operations have not been materially impacted by the U.S. tariff policies. However, we cannot guarantee that we will not be materially impacted by future changes in U.S. tariff rates or related trade policy uncertainties and market volatility, especially in light of potential adjustments to Sino-U.S. trade relations and tariff measures.

Although we continue to monitor developments in trade policy and evaluate alternative sales strategies, the ultimate impact of global trade policies and tariffs remains difficult to predict and could materially affect our sales volumes, margins, and overall financial performance.

Results of operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,		Change
	2024	2025	Amount	%
	(in USD in thousands)
Net revenue	$77,264	$74,508	$(2,756)	(3.6)%
Cost of revenue	(49,044)	(50,505)	(1,461)	3.0%
Gross profit	28,220	24,003	(4,217)	(14.9)%
Operating expenses:
Selling expenses	(15,761)	(18,909)	(3,148)	20.0%
General and administrative expenses	(3,671)	(8,368)	(4,697)	127.9%
Research and development expenses	(2,966)	(7,267)	(4,301)	145.0%
Total operating expenses	(22,398)	(34,544)	(12,146)	54.2%
Income (loss) from operations	5,822	(10,541)	(16,363)	(281.1)%
Other income (expenses):
Other non-operating income, net	1,008	697	(311)	(30.9)%
Government subsidy	149	243	94	63.1%
Fair value loss on derivative instruments	(1,156)	(14)	1,142	(98.8)%
Foreign exchange (loss) gain	(507)	1,795	2,302	(454.0)%
Interest expense, net	(217)	(12)	205	(94.5)%
Total other (expenses) income	(723)	2,709	3,432	(474.7)%
Income (loss) before income tax expense	5,099	(7,832)	(12,931)	(253.6)%
Income tax expense	(802)	(207)	595	(74.2)%
Net income (loss)	$4,297	$(8,039)	$(12,336)	(287.1)%

Key Components of Results of Operations

Net revenue

We generate revenue primarily from the sales of compatible toner cartridges and, to a lesser extent, from the sales of certain ancillary components of toner cartridges to customers offline and online. For the six months ended June 30, 2024 and 2025, our total revenue was US$77.3 million and US$74.5 million, respectively. During the periods, we derived substantially all of our revenue from sales of compatible toner cartridge products in North America, Europe and other countries primarily including China and Brazil.

The following table sets forth our revenue by sales channel for the periods indicated.

	For the six months ended June 30,		Change
	2024	2025	Amount	%
	(in USD in thousands)
Offline sales to dealers	$45,668	$39,384	$(6,284)	(13.8)%
Offline sales to ODM customers	25,711	27,735	2,024	7.9%
Online sales to retail customers	5,885	7,389	1,504	25.6%
Total net revenue	$77,264	$74,508	$(2,756)	(3.6)%

The majority of our revenue for the six months ended June 30, 2024 and 2025 was generated from North America and Europe. The following table sets forth the disaggregation of our net revenue by area:

	For the six months ended June 30,		Change
	2024	2025	Amount	%
	(in USD in thousands)
North America	$47,503	$45,255	$(2,248)	(4.7)%
Europe	25,918	22,273	(3,645)	(14.1)%
Others	3,843	6,980	3,137	81.6%
Total net revenue	$77,264	$74,508	$(2,756)	(3.6)%

Cost of revenue

Our cost of revenue primarily consists of the following components: (i) inventory costs, which primarily include procurement costs for chips, toner and OPC drum; (ii) staff costs, which consist of salaries and benefits of workers; (iii) depreciation expense relating to the depreciation of our plant, property and equipment used for production; (iv) freight charges incurred by us for delivering products from our factories to our warehouses abroad; (v) tariffs imposed to our products sold in the U.S.; and (vi) others, which primarily include overhead costs relating to consumables and electricity used for production.

The following table sets forth our cost of revenue by sales channel for the periods indicated.

	For the six months ended June 30,		Change
	2024	2025	Amount	%
	(in USD in thousands)
Offline sales to dealers	$27,660	$27,283	$(377)	(1.4)%
Offline sales to ODM customers	19,437	20,459	1,022	5.3%
Online sales to retail customers	1,947	2,763	816	41.9%
Total cost of revenue	$49,044	$50,505	$1,461	3.0%

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended June 30, 2024 and 2025, our gross profit was US$28.2 million and US$24.0 million, respectively, and our gross profit margins were 36.5% and 32.2%, respectively.

The following table sets forth our gross profit and gross profit margin by sales channel for the periods indicated.

	For the six months ended June 30,				Change
	2024		2025
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Amount	%
	(in USD in thousands)
Offline sales to dealers	$18,008	39.4%	$12,101	30.7%	$(5,907)	(32.8)%
Offline sales to ODM customers	6,274	24.4%	7,276	26.2%	1,002	16.0%
Online sales to retail customers	3,938	66.9%	4,626	62.6%	688	17.5%
Total gross profit	$28,220	36.5%	$24,003	32.2%	$(4,217)	(14.9)%

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for our sales and marketing personnel; (ii) sales commission of the Online Selling Platforms; (iii) freight charges from our warehouses to our customers; (iv) traveling expenses incurred by our sales and marketing personnel for business purposes; (v) advertising and marketing expenses for promotion; (vi) depreciation relating to property, plant and equipment and leased properties used for selling and marketing purposes; and (vii) others, which primarily includes low-value consumables, office expenses and consulting expenses.

General and administrative expenses

General and administrative expenses primarily consist of: (i) share-based compensation expenses; (ii) salaries and benefits for our administrative personnel; (iii) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; (iv) office expenses, representing expenses for office supplies and consumables; (v) utilities which is primarily represented by water and electricity charges for administrative purposes; (vi) legal and professional fees, which primarily represented fees we paid for legal services in the ordinary course of our business, including tax filings and review, consultation and regulation of patents and trademarks, contract dispute resolution, among others and legal, accounting and consulting fees we paid in connection with our initial public listing; (vii) others, which primarily include bad debt expenses, utilities, traveling, repair and maintenance, recruitment expenses, property premium, and other miscellaneous expenses for administrative purposes.

Research and development expenses

Research and development expenses primarily include: (i) share-based compensation expenses; (ii) costs for procuring materials for research and development activities; (iii) salaries and benefits for research and development personnel; (iv) depreciation, which represents depreciation expenses for property, plant and equipment used for research and development purposes; (v) patent registration related expenses and patent litigation expenses; and (vi) others, which primarily include consumables, traveling expenses, utilities and miscellaneous expenses.

Other income (expenses)

Other income primarily consists of: (i) foreign exchange gain or loss arising from currency exchange among U.S. Dollar (“US$”), Euro (“EUR”), Hong Kong Dollar, Renminbi (“RMB”) and Great Britain Pound; (ii) other non-operating income, inclusive of packing and labeling service fees, which represent fees we receive from providing services of adding labels with our customers’ brand names and contact information on our white-label products, and sales of scrap materials, which represent sales of excess miscellaneous materials left over from our production; (iii) government subsidy for research and development activities and award for tax contributions; (iv) fair value changes on derivative instruments arising from foreign exchange forward contracts; and (v) interest expense on short-term bank borrowings, and interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease.

Income tax expenses

The Cayman Islands and the British Virgin Islands (the “BVI”)

We were incorporated in the Cayman Islands and several of our wholly owned subsidiaries were incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits has been lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (“IRO”)) for corporations. We were not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

United States

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), which significantly changed previous U.S. tax laws, including a reduction of corporate income tax rate from 35% to 21% and a one-time transition tax on deemed repatriation of undistributed foreign earnings.

Europe

Our subsidiaries that were incorporated in EU countries, such as the Netherlands, Italy, and France, are subjected to enterprise income tax on the respective country’s taxable income as determined under the tax laws and accounting standards at rates ranging from 16.5% to 28%.

Mainland PRC

Generally, our Mainland PRC subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%, except for our certain Mainland PRC subsidiaries that are qualified as high and new technology enterprises under the PRC Enterprise Income Tax Law and are eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income as determined under Mainland PRC tax laws and accounting standards.

Our products are primarily subject to value-added tax at a rate of 13% on sales of compatible toner cartridges, in each case less any deductible value-added tax we have already paid or born. We are also subject to surcharges on value-added tax payments in accordance with Mainland PRC law.

Dividends paid by our Mainland PRC subsidiaries in Mainland China to our Hong Kong subsidiaries will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If our Hong Kong subsidiaries satisfy all the requirements under the tax arrangement and receive approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of Mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets and are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For research and development expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

According to the Announcement on Preferential Income Tax policies for Small and micro enterprises and Individual industrial and commercial households (Caishui[2023] NO.6) issued by the Ministry of Finance and the State Taxation Administration on March 26, 2023, for small and low-profit enterprises with an annual taxable income not exceeding RMB1 million (equivalent to US$0.1 million), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. According to the Announcement of the Ministry of Finance and the State Administration of Taxation on Further Supporting the Development of Small and Micro Enterprises and Individual Businesses in Relevant Tax Policies (Caishui[2023] NO.12) issued by the Ministry of Finance and the State Taxation Administration on August 2, 2023, the execution period is extended to December 31, 2027. During the six months ended June 30, 2024 and 2025, Jiangxi Leibotai Electronic Technology Co., Ltd., a subsidiary of the Company, was a small and low-profit enterprise as defined under the policy.

Comparison of Results of Operations for the Six Months Ended June 30, 2024 and 2025

Net revenue

Comparison by Sales Channel

For our offline sales to dealers, we mainly sell white-label products and self-branded products through our offline channels. Our revenue from offline sales to dealers decreased by 13.8%, from US$45.7 million for the six months ended June 30, 2024 to US$39.4 million for the six months ended June 30, 2025, mainly due to the lower per unit selling prices resulting from the fierce competition in the German and Eastern European markets.

For our direct offline sales to ODM customers, our revenue increased by 7.9%, from US$25.7 million for the six months ended June 30, 2024 to US$27.7 million for the six months ended June 30, 2025, which was primarily driven by expanded sales volume resulting from a significant surge in orders from U.S. customers following the suspension of additional Sino-U.S. tariff hikes in May 2025.

For our online sales, we mainly sell self-branded and household products through the Online Selling Platforms. Our revenue generated from online sales increased by 25.6%, from US$5.9 million for the six months ended June 30, 2024 to US$7.4 million for the six months ended June 30, 2025, mainly due to a marked increase in sales volume driven by the establishment of our independent e-commerce websites in Europe and increased orders from U.S. customers following the suspension of additional Sino-U.S. tariff hikes in May 2025.

Comparison by Area

Our revenue generated from North America remained steady with a slight decrease from US$47.5 million for the six months ended June 30, 2024 to US$45.3 million for the six months ended June 30, 2025.

Our revenue generated from Europe decreased by 14.1%, from US$25.9 million for the six months ended June 30, 2024 to US$22.3 million for the six months ended June 30, 2025, primarily attributable to our decision to lower per unit selling prices in order to retain and acquire customers amid intense competition in the German and Eastern European markets.

Our revenue generated from others increased by US$3.2 million, or 81.6%, from US$3.8 million for the six months ended June 30, 2024 to US$7.0 million for the six months ended June 30, 2025, resulting from our market expansion in China and Brazil.

Cost of revenue

Our cost of revenue increased by 3.0% from US$49.0 million for the six months ended June 30, 2024 to US$50.5 million for the six months ended June 30, 2025, primarily attributable to (i) a US$1.0 million increase in costs of revenue attributable to offline sales to ODM customers consistent with higher offline sales volume to ODM customers, and (ii) an increase of US$0.8 million in the costs of revenue attributable to online sales to retail customers mainly due to the higher ocean freight charges.

Gross profit and gross profit margin

Gross profit of offline sales to dealers decreased by 32.8%, from US$18.0 million for the six months ended June 30, 2024 to US$12.1 million for the six months ended June 30, 2025 and the gross profit margin rate decreased from 39.4% to 30.7%, primarily due to the decrease in sales volume resulting from fierce competition in the German and Eastern European markets.

Gross profit of offline sales to ODM customers increased by 16.0%, from US$6.3 million for the six months ended June 30, 2024 to US$7.3 million for the six months ended June 30, 2025, and the gross margin rate increased from 24.4% to 26.2%, mainly due to the increased sales volume of new patented products with higher gross profit margins.

Gross profit of online sales to retail customers increased by 17.5%, from US$3.9 million for the six months ended June 30, 2024 to US$4.6 million for the six months ended June 30, 2025, primarily due to the increase in sales volume. Gross profit margin decreased from 66.9% for the six months ended June 30, 2024 to 62.6% for the six months ended June 30, 2025, mainly due to the increase in tariffs and ocean freight rates.

Selling expenses

Our selling expenses increased from US$15.8 million for the six months ended June 30, 2024 to US$18.9 million for the six months ended June 30, 2025, primarily driven by (i) an increase of US$1.5 million in freight expenses charged by warehouses of the Online Selling Platforms, (ii) an increase of US$1.0 million in payroll expenses resulting from headcount expansion to support our business development; and (iii) an increase of US$0.4 million due to the execution of new lease agreements, which aligns with our ongoing business expansion efforts.

General and administrative expenses

Our general and administrative expenses increased by US$4.7 million, from US$3.7 million for the six months ended June 30, 2024 to US$8.4 million for the six months ended June 30, 2025, mainly due to an increase in share-based compensation expenses of US$4.1 million resulting from share grants under the 2025 Equity Incentive Plan.

Research and development expenses

Our research and develop expenses increased from US$3.0 million for the six months ended June 30, 2024 to US$7.3 million for the six months ended June 30, 2025, which was primarily attributable to an increase in share-based compensation expenses of US$4.5 million resulting from share grants under the 2025 Equity Incentive Plan.

Other income (expenses)

For the six months ended June 30, 2024 and 2025, we recorded other expenses of US$0.7 million and other income of US$2.7 million, respectively, representing a positive swing of US$3.4 million from a net other expense position to a net other income position. The improvement was primarily attributable to (i) a decrease of US$2.3 million in foreign exchange loss and (ii) a decrease of US$1.1 million in fair value loss on derivative instruments, mainly due to the maturity of existing derivative instruments and our decision not to enter into any new ones during the first half of 2025. We realized a foreign exchange gain of US$1.8 million for the six months ended June 30, 2025, in contrast to a foreign exchange loss of US$0.5 million for the six months ended June 30, 2024, mainly resulting from foreign exchange rate fluctuations among US$, EUR and RMB.

Income tax expenses

Our income tax expenses decreased from US$0.8 million for the six months ended June 30, 2024 to US$0.2 million for the six months ended June 30, 2025, which was primarily due to the decrease in the taxable income for the six months ended June 30, 2025.

Net income (loss)

As a result of the foregoing, we recorded net income of US$4.3 million for the six months ended June 30, 2024 and a net loss of US$8.0 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

As of June 30, 2025, we had US$52.9 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$22.3 million; (ii) cash in the BVI of US$20.5 million; (iii) cash in Hong Kong of $4.1 million, (iv) cash in the Cayman Islands of $3.0 million; (v) cash in Europe of US$1.4 million; (vi) cash in the U.S. of US$1.0 million; and (vii) cash in the UK of US$0.6 million. As of December 31, 2024, we had US$45.9 million in cash and cash equivalents and restricted cash, which consisted of (i) cash in mainland China of US$17.9 million; (ii) cash in the BVI of US$20.1 million; (iii) cash in the Cayman Islands of $3.6 million; (iv) cash in Europe of US$1.4 million; (v) cash in the U.S. of US$1.3 million; (vi) cash in Hong Kong of US$0.9 million; and (vii) cash in the U.K. of US$0.7 million. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC by complying with certain procedural requirements. Therefore, there is no material restriction on foreign exchange that impairs our ability to transfer cash between entities and to U.S. investors.

Our net cash flow used in operating activities for the six months ended June 30, 2024 and 2025, was US$2.4 million and US$4.3 million, respectively. Our principal source of cash came from our operational income and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, and payroll and rental expense. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,		Change
	2024	2025	Amount	%
Net cash used in operating activities	$(2,415)	$(4,493)	$(2,078)	86.0%
Net cash (used in)/provided by investing activities	(482)	3,499	3,981	(825.9)%
Net cash provided by financing activities	8,161	7,661	(500)	(6.1)%
Effects of exchange rate changes	(67)	309	376	(561.2)%
Net increase in cash and cash equivalents and restricted cash	5,197	6,976	1,779	34.2%
Cash and cash equivalents and restricted cash, at beginning of the period	64,166	45,886	(18,280)	(28.5)%
Cash and cash equivalents and restricted cash, at end of the period	$69,363	$52,862	$(16,501)	(23.8)%

Operating activities

For the six months ended June 30, 2025, our net cash used in operating activities was US$4.5 million, which was primarily attributable to (i) net loss of US$8.0 million; (ii) an adjustment of added back non-cash items of a net amount of US$11.6 million, inclusive of share-based compensation, provision for inventory reserve, amortization and depreciation, and other non-cash items; and (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of $5.5 million in accounts receivable, primarily due to the increased sales volume from offline ODM customers, which were subject to longer payment terms; (b) a decrease of US$3.4 million in accrued expenses and other current liabilities, mainly due to the decrease in payroll payable; and (c) a decrease of $7.5 million in accounts payable and notes payable, mainly due to the decline in procurement volume; and mainly offset by (iv) changes in working capital that positively affected the cash flow from operating activities, primarily including (a) a decrease of inventories of US$5.4 million resulting from the lower procurement volume compared to the year-end peak sales season and the increased sales volume from offline ODM customers with lower inventory requirements, and (b) a decrease of $3.0 million in prepaid expenses and other current assets mainly due to lower advance payments to vendors and a decrease in prepaid expenses.

For the six months ended June 30, 2024, our net cash used in operating activities was US$2.4 million, which was primarily attributable to (i) net income of US$4.3 million; (ii) an adjustment of added back non-cash items of a net amount of US$2.5 million, inclusive of provision for inventory reserve, unrealized fair value loss, amortization and depreciation, deferred income tax expenses, and other non-cash items; (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of $6.1 million in accounts receivable, primarily due to the increase in revenue and extended credit terms for some customers; (b) a decrease of $5.3 million in accrued expenses and other current liabilities, mainly due to the decrease in payroll payable; and (c) an increase of $1.1 million in inventories, mainly due to the delayed shipment timelines caused by tight international maritime shipping capacity as of the end of June 2024; and mainly offset by (iv) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of accounts payable of US$4.0 million as a few significant suppliers extended our payment terms.

Investing activities

For the six months ended June 30, 2025, our net cash provided by investing activities was US$3.5 million, which mainly consisted of proceeds of US$6.5 million from sales of short-term investments, offset by US$2.6 million in purchase of short-term investments.

For the six months ended June 30, 2024, our net cash used in investing activities was US$0.5 million, which consisted of payments for acquisition of property, plant and equipment.

Financing activities

For the six months ended June 30, 2025, our net cash provided by financing activities was US$7.7 million, which consisted of net proceeds of US$7.7 million from short-term bank borrowings.

For the six months ended June 30, 2024, our net cash provided by financing activities was US$8.2 million, which mainly consisted of net proceeds of US$4.3 million from short-term bank borrowings and contribution from controlling shareholder of US$4.3 million.

Capital expenditures

Our capital expenditures are incurred primarily in connection with purchase of moulds for production, upgrades of production equipment, purchases of motor vehicles and electronic and other equipment for office use, and office renovation. Our capital expenditures were US$0.5 million and US$0.4 million for the six months ended June 30, 2024 and 2025, respectively. We will continue to make capital expenditures to support the expected growth of our business.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30 ,2025:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(in USD in thousand)
Borrowings	$31,268	$31,268	$-	$-
Lease obligations	6,720	1,599	2,896	2,225
Total	$37,988	$32,867	$2,896	$2,225

Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, plants and other property for our sales and after-sales network.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Trend Information

Other than as disclosed below and elsewhere in this report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our financial statements in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report. When reviewing our unaudited condensed financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, at the balance sheet date, and revenues and expenses during the reported periods. Significant accounting estimates include but not limited to allowance for credit losses, impairment provision for inventories, useful lives and impairment of long-lived assets, determination of the fair value of derivative instruments and derivative liability arising from foreign exchange forward contracts, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

Accounts receivable, net

Accounts receivables are recognized in the period when we have provided services to its customers and when its right to consideration is unconditional. We adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on our unaudited condensed consolidated financial statements.

Account receivables are stated net of provision of credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

Inventories, net

Inventories, primarily consisting of raw materials, goods in transit, worked in progress and finished goods, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using the weighted average cost method. We write down the cost of obsolete and slow-moving inventories to the estimated net realizable value, based on inventory obsolescence trends, historical experience, forecasted consumer demand and application of the specific identification method.

Revenue recognition

Our revenues are mainly generated from the sales of compatible toner cartridges through offline and online channels. We provide products: (i) to offline overseas customers who own their brands on an ODM basis; (ii) to offline overseas dealers who primarily sell our self-branded products and white-label products to end consumers; and (iii) directly to customers on a retail basis under our self-owned brands through online retail platforms. There is no major difference in terms of product capability between our ODM products, white-label products and self-own brand products, and the main difference lies in product packaging and pricing.

We usually enter into sales orders with customers or receives online sales orders, in which we identify the only performance obligation is to transfer the promised products stated in the sales order. We perform shipping services before the products are delivered at the designated place. Shipping service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. In the normal course of business, our warranties are limited to product specifications, and we do not accept product returns unless the item is defective as manufactured. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We establish provisions for both estimated returns and warranties when revenue is recognized.

Revenues represent the amount of consideration that we are entitled to, including products settlement price, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. The transaction price is variable as adjusted by return allowances, rebates, which we estimate by using the expected value method and updates to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. We consider ourselves a principal as we self-produce all the products. We recognize revenue from the sales of compatible toner cartridges at a point in time when the control of products is transferred to the customers upon customers’ acceptance on a gross basis. Payment is usually required within four months after the issuance of invoice for offline customers and the consideration of online orders is collected in advance of shipment by online platform. Therefore, it is probable that we will collect substantially all of the consideration without existence of any significant financing component.

Disaggregation of Revenue

We disaggregate our revenue from contracts by sales channel and region, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenues for the six months ended June 30, 2024 and 2025 are disclosed in Note 17 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Contract balance

When either party to a revenue contract has performed, we present the contract in the unaudited condensed consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We merely incur cost to obtain a contract with a customer. We present any unconditional rights to consideration separately as a receivable. We do not have any contract asset.

We present the consideration that a customer pays before we transfer products to the customer as a contract liability (advance from customers) when the payment is made. Advance from customers is our obligation to transfer products to a customer for which we have received consideration from the customer.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this report.

We are an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods that leads to our financial statements may not be comparable to companies that comply with public company effective dates. However, this election will not apply should we cease to be classified as an EGC.